UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Av. Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of its stake in Deten

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Rio de Janeiro, April 28, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 04/27/2021, informs that today it signed a contract with Cepsa Química S.A. for the sale of its entire stake (27.88%) in Deten Química S.A (Deten), located in the industrial complex of Camaçari, in the state of Bahia. Cepsa Química S.A. already has an indirect stake in Deten of 69.94%.

The sale price is R$ 585 million to be paid at the closing of the transaction, with a deposit of 5% of the amount (R$ 29.25 million) on the current date, which will be discounted from the total value upon payment. The amount does not consider adjustments due until the closing of the transaction. Furthermore, the transaction is subject to compliance with precedent conditions, such as the approval by the Administrative Council of Economic Defense.

This disclosure to the market is in accordance with Petrobras' guidelines for divestments and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

This operation is aligned with the optimization of the portfolio and the improvement of the company's capital allocation, aiming to generate value for its shareholders.

About Deten

Deten manufactures and sells the main raw materials for the domestic and commercial cleaning segment in Brazil, being the only national producer of Linear Alkylbenzene (LAB), precursor of Linear Alkylbenzene Sulfonate Acid (LABSA), of which it is also a manufacturer. Its annual production capacity is 230,000 tons of LAB and 120,000 tons of LABSA. Additionally, the company produces 10,000 tons/year of Heavy Alkylate (HLA), which is mainly used to produce thermal fluids, greases, lubricant additives, and textile oils.

About Cepsa Química S.A.

Cepsa Química is the world leader in the sector in which it operates and leads world production of LAB, the main raw material used in biodegradable detergents, being a pioneering player. It is also number one in the production of cumene, an intermediate product used in the manufacture of phenol and acetone, which are the main raw materials for the manufacture of engineering plastics, and of which it is the second largest producer worldwide. Cepsa Química currently employs more than 1,000 people and has plants in seven countries around the world (Spain, Germany, Brazil, Canada, China, Indonesia and Nigeria).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer